August 18, 2015

JPMorgan Trust I

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc, JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time periods indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1,2 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation and extraordinary expenses not incurred in the ordinary course of the Fund’s business.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filing its registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust I

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Fund will recognize all economic elements of interest costs, including premium and discount adjustments.
[2]	The interest expenses on securities sold short will not be excluded from the expense limitation on total operating expenses until 3/1/16 for the Fund.

JPMTI Fee Waiver Agreement

SCHEDULE A

Fund Name	Class	Expense Cap	Expense Cap Period End
JPMorgan Emerging Economies Fund	Class R5	1.10%	August 31, 2016
	Class R6	1.05%	August 31, 2016